TECTONIC MEDIA ENTERTAINMENT GROUP INC.

22815 Ventura Blvd, Suite #882
Woodland Hills, CA 91364
Phone: (310) 810-5740
Email: contact@tmegglobal.com

CERTIFICATION OF FINANCIAL STATEMENTS

I, Darius McCrary, President of TECTONIC MEDIA ENTERTAINMENT GROUP INC., hereby certify that the financial statements for the fiscal year ending December 31, 2024, and the previous fiscal year ending December 31, 2023, are accurate and complete to the best of my knowledge.

These statements are presented in accordance with generally accepted accounting principles (GAAP) and fairly represent the financial position of the company.

/s/ Darius McCrary
Darius McCrary
President
Date: July 03, 2025

BALANCE SHEET

Item	December 31, 2024	December 31, 2023
Cash & Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00

Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

INCOME STATEMENT

Item	Fiscal Year 2024	Fiscal Year 2023
Revenue (Barter Included)	$110,000,000.00	$110,000,000.00
Operating Expenses	$50,000.00	$50,000.00
Net Income	$109,950,000.00	$109,950,000.00